UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Voxware, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92906L105
(CUSIP Number)

     Ross T. Martinson
Edison Venture Fund
1009 Lenox Drive #4
Lawrenceville, New Jersey 08648
(609) 896-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No. 92906L105	SCHEDULE 13D	Page 2 of 9 Pages

NAME OF REPORTING PERSON
1
Edison Venture Fund V, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☑
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
WC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware Limited Partnership

SOLE VOTING POWER
7
NUMBER OF		0 shares

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		3,800,544 shares

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0 shares

WITH		SHARED DISPOSITIVE POWER
10
3,800,544 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
3,800,544 shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
42.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 3 of 9 Pages

NAME OF REPORTING PERSON
1
Edison Partners V, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☑
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware Limited Partnership

SOLE VOTING POWER
7
NUMBER OF		0 shares

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		3,800,544 shares

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0 shares

WITH		SHARED DISPOSITIVE POWER
10
3,800,544 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
3,800,544 shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
42.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 4 of 9 Pages

NAME OF REPORTING PERSON
1
Joseph A. Allegra
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☑
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States citizen

SOLE VOTING POWER
7
NUMBER OF		9,378 shares

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		3,800,544 shares

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		9,378 shares

WITH		SHARED DISPOSITIVE POWER
10
3,800,544 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
3,809,922 shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
42.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN

CUSIP No. 92906L105	SCHEDULE 13D	Page 5 of 9 Pages

NAME OF REPORTING PERSON
1
Gary P. Golding
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☑
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States citizen

SOLE VOTING POWER
7
NUMBER OF		0 shares

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		3,800,544 shares

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0 shares

WITH		SHARED DISPOSITIVE POWER
10
3,800,544 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
3,800,544 shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
42.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN

CUSIP No. 92906L105	SCHEDULE 13D	Page 6 of 9 Pages

NAME OF REPORTING PERSON
1
John H. Martinson
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☑
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States citizen

SOLE VOTING POWER
7
NUMBER OF		0 shares

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		3,800,544 shares

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0 shares

WITH		SHARED DISPOSITIVE POWER
10
3,800,544 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
3,800,544 shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
42.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN

CUSIP No. 92906L105	SCHEDULE 13D	Page 7 of 9 Pages

NAME OF REPORTING PERSON
1
Ross T. Martinson
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☑
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
AF

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States citizen

SOLE VOTING POWER
7
NUMBER OF		0 shares

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		3,800,544 shares

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0 shares

WITH		SHARED DISPOSITIVE POWER
10
3,800,544 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
3,800,544 shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
42.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN

EXPLANATORY NOTE

     This Amendment No. 6 amends the Statement on Schedule 13D/A filed on July 6, 2009, by and on behalf of Edison V (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 6, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report a change in the percentage of beneficial ownership of Edison V solely as a result of an increase in the number of shares of the Issuer’s common stock outstanding.

     Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer.

     (a) Edison V is the record owner of 2,999,156 shares of the Issuer’s Common Stock. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the shares of Issuer Common Stock owned by Edison V. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the shares of Issuer Common Stock owned by Edison V.

     Edison V holds warrants to purchase 801,388 shares of Common Stock. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Common Stock Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Common Stock Warrant Shares.

     Each of Edison V, Edison Partners V and the Edison General Partners may be deemed to own beneficially 42.9% of the Common Stock of the Issuer, which percentage is calculated based upon 8,062,893 shares of Common Stock reported to be outstanding by the Issuer as of February 28, 2010, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Edison V, disclaims beneficial ownership of the shares of Issuer Common Stock owned by Edison V and the Edison Common Stock Warrant Shares.

     (b) See rows (7) through (10) of the cover page for each Reporting Person at the beginning of this Schedule 13D, which are incorporated herein by reference.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Issuer Common Stock or Common Stock Warrant Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Issuer Common Stock or Common Stock Warrant Shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EDISON VENTURE FUND V, L.P.
		By:	EDISON PARTNERS V, L.P.
General Partner

Dated: March 25, 2010	By:	*
Name: Joseph A. Allegra
Title: General Partner

EDISON PARTNERS V, L.P.

Dated: March 25, 2010	By:	*
Name: Joseph A. Allegra
Title: General Partner

Dated: March 25, 2010	*
Joseph A. Allegra

Dated: March 25, 2010	*
Gary P. Golding

Dated: March 25, 2010			/s/ Ross T. Martinson
Ross T. Martinson
As attorney in fact

Dated: March 25, 2010	*
John H. Martinson

*This Schedule 13D was executed by Ross T. Martinson pursuant to a Power of Attorney date July 7, 2003, incorporated by reference to Exhibit IV to Edison Venture Fund V, L.P.’s Schedule 13D filed July 7, 2003.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)